Exhibit (a)(1)(vi)

SUPPLEMENTAL INFORMATION LETTER TO HOLDERS OF EXISTING WARRANTS

PROVECTUS BIOPHARMACEUTICALS, INC.

DATED: March 7, 2016

To the Holders of the Existing Warrants:

This letter is to inform you that we have lowered the exercise price of our Existing Warrants (as defined below) from $0.75 to $0.50 and extended the expiration date for the Offer until 4:00 p.m. Eastern Time, Monday, March 21, 2016. The Offer is to those holders which currently own an aggregate of 59,861,601 unregistered warrants to purchase common stock that were issued between January 6, 2011 and November 1, 2015 (the “Existing Warrants”). All terms used herein shall have the same meaning as set forth in the Offer Letter/Prospectus, as amended to date.

The Offer, which was previously scheduled to expire March 10, 2016 at 4:00 p.m. Eastern Time, will now remain open until March 21, 2016 at 4:00 p.m. Eastern Time.

In connection with the modifications to the Offer, we are delivering to Existing Warrant holders the Prospectus Supplement, dated March 7, 2016 (the “Supplement”), and the Amended and Restated Letter of Transmittal, dated March 7, 2016. The Offer Letter, as amended and supplemented by the Supplement, together with the Amended and Restated Letter of Transmittal constitute the “Offer”. Pursuant to the Supplement and the Amended and Restated Letter of Transmittal, we are lowering the exercise price for the Existing Warrants tendered in the Offer from $0.75 to $0.50, and extending the Offer Period until 4:00 p.m., Eastern Time, on March 21, 2016 unless further extended.

In order to participate in the Offer, your Amended and Restated Letter of Transmittal, and, if applicable, Notice of Guaranteed Delivery, and cash payment must be submitted and received by Broadridge Corporate Issuer Solutions, Inc., our depository, by this new expiration date. If you have already submitted your election form and other documents, you will need to submit the Amended and Restated Letter of Transmittal, and, if applicable, the Notice of Guaranteed Delivery, and we will refund you the overpayment you have made due to the lowering of the exercise price by check payment to you.

If you change your mind and do not want to participate in the Offer, you may submit a Notice of Withdrawal to Broadridge. However, to be effective, the Notice of Withdrawal must be properly completed and must be returned to Broadridge on or prior to 4:00 p.m., Eastern Time on March 21, 2016, the Expiration Date of the Offer (or such later date and time if we further extend the Offer).

The Offer is subject to the terms and conditions described in the Supplement, and we urge you to read the Supplement and the other documents governing the Offer.

Any questions or requests for assistance concerning the Offer should be directed to Maxim, Network 1 or the Company using the contact information below:

Maxim Group LLC

Attn: Summer Kotb

405 Lexington Avenue, 2nd Floor

New York, NY 10174

Phone: (212) 895-3511

Email: skotb@maximgrp.com

Network 1 Financial Securities, Inc.

Attn: William Heming Jr.

2 Bridge Avenue

Red Bank, NJ 07701

Phone: 1 (800) 866-7007

Email: billheming@netw1.com

Provectus Biopharmaceuticals, Inc.

Attn: Peter R. Culpepper

7327 Oak Ridge Highway, Suite A

Knoxville, TN 37931

Phone: (866) 597-5999

Email: pete@pvct.com

Very truly yours,

/s/ Peter R. Culpepper
Peter R. Culpepper
Interim Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer and Chief Operating Officer